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SCYTHIAN BIOSCIENCES ANNOUNCES APHRIA AS LEAD INVESTOR IN $20 MILLION FINANCING

SCYTHIAN ALSO ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS TO APPROVE 8-1 STOCK SPLIT AND ADDITIONAL BOARD MEMBERS

TORONTO, January 17, 2018 — Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTCQB:SCCYF) is pleased to announce that it has today entered into an agreement with a syndicate of underwriters led by Clarus Securities Inc. (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, up to 537,700 units (the “Units”) of the Company at a price of C$18.60 per Unit (the “Offering Price”) for gross proceeds of C$10,001,220. Each Unit will be comprised of one common share of the Company (a “Unit Share”) and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share of the Company at a price of C$22.00 for a period of 24 months following the Closing Date (as defined below).

The Company has also agreed to grant the Underwriters an over-allotment option to purchase an additional 80,655 Units at the Offering Price, exercisable in whole or in part, for a period ending 30 days from and including the Closing Date. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be approximately C$11,501,403.

The Units will be offered in the provinces of British Columbia, Alberta and Ontario by short form prospectus, and in those jurisdictions outside of Canada which are agreed to by the Company and the Underwriters, where the Units can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

In addition, the Company intends to complete a concurrent brokered private placement on a bought deal basis of up to 537,700 Units on the same terms and conditions as the Offering to Aphria Inc. (TSX:APH) for additional gross proceeds of approximately C$10,001,220. The Company will also grant the Underwriters an option to purchase an additional 80,655 Units, exercisable in whole or in part, at any time prior to 48 hours before the Closing Date. In the event this option is exercised in full, the aggregate gross proceeds of the concurrent private placement will be approximately C$11,501,403.

The Offerings are expected to close on or about February 8, 2018 (the “Closing Date”) and are subject to certain conditions, including but not limited to, the receipt for all necessary approvals including the approval of the TSX Venture Exchange (the “TSXV”).

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

Special Shareholders Meeting

The Company intends to file today a notice of special meeting of its shareholders and will in due course send a circular to shareholders convening the special meeting (the “Special Meeting”) to seek shareholder approval for: (1) a stock split of the Company’s issued and outstanding common shares (the “Stock Split”) at a ratio of up to eight (8) post-split common shares for every one (1) pre-split common share; and (2) the appointment of additional directors to the Board of the Company as described below (the “Contingent Board”).

The Stock Split

The Stock Split is subject to the approval of the TSXV and the approval of the Company’s shareholders at the Special Meeting. Prior to the issuance of the Units, the Company has approximately 5.43 million common shares currently issued and outstanding, and after giving effect to the maximum proposed eight (8) for one (1) stock split, the Company will have approximately 43.4 million common shares outstanding.

The Contingent Board

Subject to applicable approvals, the board of directors of the Company will be comprised of the following individuals:

Jonathan Gilbert – Chairman and Director

Mr. Gilbert’s professional experience spans two decades of corporate finance and technology start-up development. In addition to his position as Chief Executive Officer and director of Scythian Biosciences Corp., Mr. Gilbert is business development manager at Decision Nutrition, a multimedia nutrition consultancy company founded by his wife, Keren Gilbert. Prior to founding Scythian Biosciences Inc., Mr. Gilbert served as President of New York-based Gilbert Capital Management Corp. for 14 years. Mr. Gilbert received his Bachelor of Business Administration from The George Washington University (BBA) and a Masters of Business Administration from Kennedy Western University (MBA). Mr. Gilbert lives in Roslyn Heights, NY, with his wife and their three sons.

Victor Neufeld – Director

Mr. Neufeld is the Chief Executive Officer and Chair of the Board of Aphria Inc. (TSX:APH). Mr. Neufeld was formerly a Partner with Ernst & Young LLP, formerly the Chief Executive Officer of Jamieson Laboratories, Canada’s largest manufacturer and distributor of natural vitamins, herbs and botanical medicines. Mr. Neufeld currently sits as the Chair of Enwin Utilities Ltd., a local energy provider and sits on the board of WFCU Credit Union.

George Scorsis – Director

Mr. Scorsis is currently a director and the Chief Executive Officer of Liberty Health Sciences Inc. (CSE:LHS). In his role as Chief Executive Officer of Liberty Health Sciences Inc., Mr. Scorsis leverages his extensive background in managing growth within highly regulated environments to expand Liberty Health Sciences Inc.’s cannabis-related platforms in the United States. Mr. Scorsis served as President of Red Bull Canada from July 2011 until October 2015 and was instrumental in restructuring the organization from a geographical and operational perspective, and growing the business to $150 MM in revenue. In that role, he also worked closely with Health Canada on guidelines regulating the energy drink category. Most recently, Mr. Scorsis was with Mettrum Health Corp. as President and was fundamental in shaping MettrumTM and Mettrum OriginalsTM. Under his leadership, the company was acquired for $430 million.

Renah Persofsky – Director

Ms. Persofsky has a rich history of investing in early stage start-up companies where she helps mentor CEOs in the art of bringing MVP products to market, and growing their business. She serves as Board Chair for mobile on-demand senior care and child care start-up, BookJane, and is a board member for retail/QSR automation software specialty firm MeazureUp Inc. She is presently an executive consultant in the Innovation Group at CIBC. Ms. Persofsky is currently on the board of directors of Aphria Inc. (TSX:APH).

Rob Reid – Director

Mr. Reid is a leading business figure in Europe’s legal cannabis industry. He is co-founder of Prohibition Partners, a company that provides market data and intelligence to investors, entrepreneurs and regulators. He is also co-founder of Cannabis Europa, a conference series that will focus on the science and policy required to shape the future of Europe’s medical cannabis industry. He is a partner of European Cannabis Holdings, a private investment firm focused on building out ancillary assets across the region.

Mr. Reid has served as Managing Director at Advertising M&A, a global M&A consultancy for the digital and creative sectors. Previously, he ran one of Europe’s leading digital marketing agencies where he spent 14 years working across regulated sectors for clients such as Diageo, RBS and Coca-Cola. He completed a successful exit from that business in 2014.

In connection with these appointments, Mr. Roger Rai and Mr. Gary Leong will no longer stand as board appointees at the Special Meeting. The Board of Directors would like to express its sincere appreciation to Mr. Rai and Mr. Leong for their valuable contribution to the Company during the tenure of their service.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioral neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Contact Information

For further information, please contact:

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, its securities, or financial or operating results (as applicable). Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the risk factors discussed in the Filing Statement which are incorporated herein by reference and are available through SEDAR at www.sedar.com. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.